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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 23, 2025

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated June 13, 2025, regarding the captioned subject. The Board, at their meeting held on July 22-23, 2025 transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter ended June 30, 2025;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter ended June 30, 2025;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter ended June 30, 2025;

The Board meeting was held on July 22 and 23, 2025. The Board meeting on July 23, 2025 commenced at 12.30 PM IST and concluded at 3.20 PM IST.

We are hereby enclosing herewith the financial results and press release for your information and records. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.07.23 15:33:50 +05'30'

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com